Exhibit 99.1

Ballard Power announces results of 2026 Annual General Meeting of Shareholders

VANCOUVER, BC, June 4, 2026 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced results of its 2026 Annual General Meeting, which was held on June 3rd.

Each of the Ballard directors was re-elected by a majority of the votes cast by shareholders present or represented by proxy.

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Kathy Bayless	71,838,799	98.21	1,312,516	1.79
Jacqueline Dedo	72,258,610	98.78	892,705	1.22
Douglas P. Hayhurst	66,168,321	90.45	6,982,994	9.55
Hubertus M. Muehlhaeuser	66,419,015	90.80	6,732,300	9.20
Marty Neese	72,533,025	99.16	618,290	0.85
James Roche	66,824,156	91.35	6,327,159	8.65

Ballard notes that Janet Woodruff resigned from her board seat effective June 2, 2026. Additionally, Weichai Nominees, Michael Chen and Huajie Wang, resigned their seats effective May 13, 2026.

Director biographies are available in the "Our Leadership" section of the Company's website.

In addition, KPMG LLP, Chartered Accountants, was re-appointed as auditor for the Company, and an advisory vote approved the approach to executive compensation. Details of each of these resolutions are included in the Company's Management Proxy Circular.

Item	Votes For	% For	Votes Against	% Against	Withheld/ Abstain	% Withheld/ Abstain
Appointment of Auditors	78,660,927	87.02	-	-	11,730,437	12.98
Executive Compensation	66,381,017	90.75	6,770,299	9.25	-	-

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

Further Information

Ballard Power Systems:
Sumit Kundu –Investor Relations, +1.604.453.3517 or investors@ballard.com

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 00:30e 04-JUN-26